For Immediate Release

NORSAT 2012 YEAR-END EARNINGS RELEASE

AND CONFERENCE CALL NOTICE

Vancouver, British Columbia – February 27, 2013 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today announced that it will release its year-end results for 2012 on Wednesday, March 6, 2013. Management will hold a conference call that same day at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

Conference Call Details:

Date: Wednesday, March 6, 2013

Time: 8:30 am Pacific Time (11:30 am Eastern Time)

Dial-in number: 416-764-8646 or 1-888-396-8049

Conference ID: Norsat Investor Call

Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation.

A digital recording and transcript of the call will be available within a few hours after the live call at:

http://www.norsat.com/investors/financial-information/conference-call-recordings/

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2808	Tel: 604 821-2809
Email: achan@norsat.com	Email: achin@norsat.com